CALCULATION OF REGISTRATION FEE

	Maximum Aggregate	Amount of Registration
Title of Each Class of Securities Offered	Offering Price	Fee
Market-Linked Notes due 2023	$2,500,000	$341.00

Pricing Supplement No. 999 Registration Statement No. 333-178081 Dated August 6, 2013 Filed Pursuant to Rule 424(b)(2)

Morgan Stanley $2,500,000 Market-Linked Notes
Linked to the S&P 500® Index due August 9, 2023

Investment Description
Morgan Stanley Market-Linked Notes (the “Notes”) Linked to the S&P 500® Index are unsubordinated, unsecured debt securities issued by Morgan Stanley linked to the performance of the S&P 500® Index (the "underlying index"). If the index return is positive over the term of the Notes, Morgan Stanley will pay you at maturity the principal amount plus a return based on 135.50% participation in the positive return of the underlying index. If the index return is zero or negative over the term of the Notes, Morgan Stanley will pay you at maturity only your principal amount. These long-dated Notes are for investors who are concerned about principal risk but seek an equity index-based return, and who are willing to forgo current income in exchange for the repayment of principal at maturity plus the potential to achieve enhanced exposure to any potential appreciation of the underlying index. Investing in the Notes involves significant risks. The Notes do not pay interest. You may receive little or no return on your investment in the Notes. Morgan Stanley will only repay your full principal amount if you hold the Notes to maturity. The Notes are notes issued as part of Morgan Stanley’s Series F Global Medium-Term Notes program.

All payments are subject to the credit risk of Morgan Stanley. If Morgan Stanley defaults on its obligations, you could lose some or all of your investment. These Notes are not secured obligations and you will not have any security interest in, or otherwise have any access to, any underlying reference asset or assets.

Features	Key Dates
❒   Growth Potential — The Notes provide 135.50% exposure to the positive performance of the S&P 500® Index. If the index return is positive over the term of the Notes, Morgan Stanley will pay you at maturity the principal amount plus 135.50% of the appreciation of the underlying index.

❒   No Downside Market Exposure at Maturity — If you hold the Notes to maturity, Morgan Stanley will pay you at least your full principal amount, regardless of the performance of the underlying index. Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley.
	Pricing Date	August 6, 2013
	Original Issue Date	August 9, 2013
	Determination Date*	August 4, 2023
	Maturity Date*	August 9, 2023

*     Subject to postponement in the event of a market disruption event or non-index business days. See “—Description of Equity-Linked Notes—market disruption event” and “—Summary—Postponement of maturity date” in the accompanying product supplement.

NOTICE TO INVESTORS: YOU MAY ONLY RECEIVE YOUR PRINCIPAL AMOUNT AT MATURITY AND MAY NOT RECEIVE ANY RETURN ON THE NOTES.  THIS MARKET RISK IS IN ADDITION TO THE CREDIT RISK INHERENT IN PURCHASING A DEBT OBLIGATION OF MORGAN STANLEY.  YOU SHOULD NOT PURCHASE THE NOTES IF YOU DO NOT UNDERSTAND OR ARE NOT COMFORTABLE WITH THE SIGNIFICANT RISKS INVOLVED IN INVESTING IN THE NOTES.

YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED UNDER ‘‘KEY RISKS’’ BEGINNING ON PAGE 5 OF THIS PRICING SUPPLEMENT AND UNDER RISK FACTORS BEGINNING ON PAGE S-16 OF THE ACCOMPANYING PRODUCT SUPPLEMENT IN CONNECTION WITH YOUR PURCHASE OF THE NOTES.  EVENTS RELATING TO ANY OF THOSE RISKS, OR OTHER RISKS AND UNCERTAINTIES, COULD ADVERSELY AFFECT THE MARKET VALUE OF, AND THE RETURN ON, YOUR NOTES.

Note Offering
This pricing supplement relates to Market-Linked Notes Linked to the S&P 500® Index. The Notes are offered at a minimum investment of $1,000, or 100 Notes, and integral multiples of $10 in excess thereof.

Underlying Index	Initial Index Value	Participation Rate	CUSIP	ISIN
S&P 500® Index	1,697.37	135.50%	61762P476	US61762P4761

See “Additional Information about Morgan Stanley and the Notes” on page 2. The Notes will have the terms set forth in the accompanying product supplement, index supplement and prospectus and this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement or the accompanying product supplement, index supplement or prospectus. Any representation to the contrary is a criminal offense. The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
Estimated value on the pricing date        $9.3888 per Note. See “Additional Information about Morgan Stanley and the Notes” on page 2.

	Price to Public	Underwriting Discount(1)	Proceeds to Morgan Stanley(2)
Per Note	$10	$0.15	$9.85
Total	$2,500,000	$37,500	$2,462,500
(1)      UBS Financial Services Inc., acting as dealer, will receive from Morgan Stanley & Co. LLC, the agent, a fixed sales commission of $0.15 for each Note it sells. For more information, please see “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 13 of this pricing supplement.
(2)      See “Use of Proceeds and Hedging” on page 12.
The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary. See “Supplemental Plan of Distribution; Conflicts of Interest” beginning on page 13 of this pricing supplement.

Morgan Stanley	UBS Financial Services Inc.

Additional Information about Morgan Stanley and the Notes

Morgan Stanley has filed a registration statement (including a prospectus, as supplemented by a product supplement and index supplement) with the SEC for the offering to which this communication relates. In connection with your investment, you should read the prospectus in that registration statement, the product supplement, the index supplement and any other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering. You may get these documents for free by visiting EDGAR on the SEC website at.www.sec.gov. Alternatively, Morgan Stanley, any underwriter or any dealer participating in this offering will arrange to send you the prospectus, the product supplement and the index supplement if you so request by calling toll-free 1-(800)-584-6837.

You may access the accompanying product supplement, index supplement and prospectus on the SEC website at.www.sec.gov as follows:

t	Product supplement dated August 17, 2012:
http://www.sec.gov/Archives/edgar/data/895421/000095010312004189/dp31796_424b2-elna1.htm

t	Index supplement dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004850/dp27202_424b2.htm

t	Prospectus dated November 21, 2011:
http://www.sec.gov/Archives/edgar/data/895421/000095010311004877/dp27266_424b2-debt.htm

References to “Morgan Stanley,” “we,” “our” and “us” refer to Morgan Stanley. In this document, the “Notes” refers to the Market-Linked Notes that are offered hereby. Also, references to the accompanying “prospectus”, “product supplement” and index supplement mean the Morgan Stanley prospectus dated November 21, 2011, the Morgan Stanley product supplement dated August 17, 2012, and the Morgan Stanley index supplement dated November 21, 2011, respectively.

You should rely only on the information incorporated by reference or provided in this pricing supplement or the accompanying product supplement, index supplement and prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these Notes in any state where the offer is not permitted. You should not assume that the information in this pricing supplement or the accompanying product supplement, index supplement and prospectus is accurate as of any date other than the date on the front of this document.

The issue price of each Note is $10. This price includes costs associated with issuing, selling, structuring and hedging the Notes, which are borne by you, and, consequently, the estimated value of the Notes on the pricing date is less than $10. We estimate that the value of each Note on the pricing date is $9.3888.

What goes into the estimated value on the pricing date?

In valuing the Notes on the pricing date, we take into account that the Notes comprise both a debt component and a performance-based component linked to the underlying index. The estimated value of the Notes is determined using our own pricing and valuation models, market inputs and assumptions relating to the underlying index, instruments based on the underlying index, volatility and other factors including current and expected interest rates, as well as an interest rate related to the implied interest rate at which our conventional fixed rate debt trades in the secondary market (the “secondary market credit spread”).

What determines the economic terms of the Notes?

In determining the economic terms of the Notes, we use an internal funding rate which is likely to be lower than our secondary market credit spreads and therefore advantageous to us. If the issuing, selling, structuring and hedging costs borne by you were lower or if the internal funding rate were higher, one or more terms of the Notes, such as the participation rate, would be more favorable to you.

What is the relationship between the estimated value on the pricing date and the secondary market price of the Notes?

The price at which MS & Co. purchases the Notes in the secondary market, absent changes in market conditions, including those related to the underlying index, may vary from, and be lower than, the estimated value on the pricing date, because the secondary market price takes into account our secondary market credit spread as well as the bid-offer spread that MS & Co. would charge in a secondary market transaction of this type and other factors. However, because the costs associated with issuing, selling, structuring and hedging the Notes are not fully deducted upon issuance, for a period of up to 5 months following the original issue date, to the extent that MS & Co. may buy or sell the Notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value. We expect that those higher values will also be reflected in your brokerage account statements.

MS & Co. may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time.

Investor Suitability
The Notes may be suitable for you if:	The Notes may not be suitable for you if:

♦    You fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.

♦    You seek exposure to the upside performance of the underlying index and believe that it will appreciate over the term of the Notes.

♦    You can tolerate receiving only your principal amount at maturity if the underlying index remains unchanged or declines over the term of the Notes.

♦    You can tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦    You are willing to invest in the Notes based on the participation rate of 135.50%.

♦    You do not seek current income from your investment and are willing to forgo dividends paid on any of the constituent stocks of the underlying index.

♦    You are willing to hold the Notes to maturity, a term of 10 years, and accept that there may be little or no secondary market for the Notes.

♦    You are willing to assume the credit risk of Morgan Stanley for all payments under the Notes, and understand that if Morgan Stanley defaults on its obligations you may not receive any amounts due to you including the repayment of principal.

♦    You do not fully understand the risks inherent in an investment in the Notes, including the risk of receiving little or no return on your investment.

♦    You believe that the level of the underlying index will decline over the term of the Notes.

♦    You cannot tolerate the possibility of receiving only the principal amount if the underlying index remains unchanged or declines over the term of the Notes.

♦    You cannot tolerate fluctuations in the price of the Notes prior to maturity that may cause the market value of the Notes to decline below the price you paid for your Notes.

♦    You are not willing to invest in the Notes based on the participation rate of 135.50%.

♦    You seek a current income from your investment or prefer to receive the dividends paid on the constituent stocks of the underlying index.

♦    You are unable or unwilling to hold the Notes to maturity, a term of 10 years, or you seek an investment for which there will be an active secondary market.

♦    You are not willing to assume the credit risk of Morgan Stanley for all payments under the Notes, including the repayment of principal.

The investor suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review “Key Risks” beginning on page 5 of this pricing supplement and the more detailed “Risk Factors” beginning on S-16 of the accompanying product supplement for risks related to an investment in the Notes.

Final Terms	Investment Timeline
Issuer	Morgan Stanley
Principal Amount	$10 per Note (subject to a minimum investment of 100 Notes)
Term	10 years
Underlying Index	S&P 500® Index
Payment at Maturity (per Note)
Morgan Stanley will pay you a cash payment at maturity linked to the performance of the underlying index during the term of the Notes.

If the index return is greater than zero, Morgan Stanley will pay you an amount equal to:

$10 + supplemental redemption amount;

If the index return is zero or negative, Morgan Stanley will pay you the $10 principal amount and you will receive no supplemental redemption amount.

In no event will the payment due from Morgan Stanley at maturity be less than $10 per Note.

Supplemental Redemption Amount	$10 × index return × participation rate
Participation Rate	135.50%
Index Return	final index value – initial index value initial index value Please note that the product supplement refers to this concept as the "index percent change."
Initial Index Value	1,697.37, which is the index closing value on the pricing date.
Final Index Value	The index closing value on the determination date.
Determination Date	August 4, 2023, subject to postponement in the event of a market disruption event or non-index business days
Maturity Date	August 9, 2023, subject to postponement in the event of a postponement of the determination date
CUSIP / ISIN	61762P476 / US61762P4761
INVESTING IN THE NOTES INVOLVES SIGNIFICANT RISKS. THE NOTES DO NOT PAY INTEREST. YOU MAY RECEIVE LITTLE OR NO RETURN ON YOUR INVESTMENT IN THE NOTES.  MORGAN STANLEY WILL ONLY REPAY THE FULL PRINCIPAL AMOUNT IF YOU HOLD THE NOTES TO MATURITY. ANY PAYMENT ON THE NOTES, INCLUDING THE REPAYMENT OF PRINCIPAL, IS SUBJECT TO THE CREDITWORTHINESS OF MORGAN STANLEY. IF MORGAN STANLEY WERE TO DEFAULT ON ITS PAYMENT OBLIGATIONS, YOU MAY NOT RECEIVE ANY AMOUNTS OWED TO YOU UNDER THE NOTES AND YOU COULD LOSE YOUR ENTIRE INVESTMENT.

Calculation Agent	Morgan Stanley & Co. LLC (“MS & Co.”)

Key Risks

An investment in the Notes involves significant risks. Some of the risks that apply to the Notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section in the accompanying prospectus and the accompanying product supplement and index supplement.  We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the Notes.

♦
The amount you receive at maturity may result in a return that is less than the yield on a standard debt security of comparable maturity — The return on the Notes at maturity is linked to the performance of the underlying index and depends on whether, and the extent to which, the index return is positive or negative. If the index return is less than or equal to 0%, Morgan Stanley will pay you only the principal amount of $10 for each Note you hold at maturity. Accordingly, the return on your investment in the Notes may be zero and, therefore, less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.  Moreover, if the underlying index does not appreciate sufficiently over the term of the Notes, the overall return on the Notes (the effective yield to maturity) may still be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity. The Notes have been designed for investors who are willing to forgo market floating interest rates in exchange for a supplemental redemption amount, if any, based on the performance of the underlying index.

♦	No interest payments — Morgan Stanley will not make any periodic interest with respect to the Notes.

♦
Investors are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the Notes – Investors are dependent on our ability to pay all amounts due on the Notes at maturity, and, therefore, investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  If we default on our obligations under the Notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the Notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the market value of the Notes.

♦
Repayment of the principal amount only at maturity – You should be willing to hold your Notes to maturity.  If you are able to sell your Notes in the secondary market, you may have to sell them at a loss even if the return of the underlying index at the time of sale is positive.  You will only receive the principal amount of the Notes from Morgan Stanley at maturity, subject to its creditworthiness.

♦
Participation rate applies only if you hold the Notes to maturity – You should be willing to hold the Notes to maturity.  If you are able to sell your Notes in the secondary market, the price you receive will likely not reflect the full economic value of the participation rate or the Notes themselves, and the return you realize may be less than the return of the underlying index even if such return is positive.  You will only receive the benefit of the participation rate of 135.50% in any positive index returns from Morgan Stanley at maturity.

♦
Equity market risk — The return on the Notes, if any, may be directly linked to the performance of the underlying index and indirectly linked to the value of the stocks comprising the underlying index.  The level of the underlying index can rise or fall sharply due to factors specific to the underlying index or any of the constituent stocks of the underlying index, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility, interest rates and economic and political conditions.

♦
The market price of the Notes will be influenced by many unpredictable factors — Several factors will influence the value of the Notes in the secondary market and the price at which MS & Co. may be willing to purchase or sell the Notes in the secondary market, including the value of the underlying index at any time, the volatility (frequency and magnitude of changes in value) of the underlying index, dividend rate on the stocks constituting the underlying index, interest and yield rates in the market, time remaining until the Notes mature, geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the underlying index or equities markets generally and which may affect the index closing value of the underlying index on the determination date and any actual or anticipated changes in our credit ratings or credit spreads. Some or all of these factors will influence the price that you will receive if you are able to sell your Notes prior to maturity. Generally, the longer the time remaining to maturity, the more the market price of the Notes will be affected by the other factors described above. The value of the underlying index may be, and has recently been, volatile, and we can give you no assurance that the volatility will lessen. See “The S&P 500® Index” below.  You may receive less, and possibly significantly less, than the principal amount per Note if you try to sell your Notes prior to maturity.

♦
Morgan Stanley cannot control actions by the sponsor of the underlying index and the sponsor of the underlying index has no obligation to consider your interests — Morgan Stanley and its affiliates are not affiliated with Standard & Poor’s Financial Services LLC (“S&P”), which is the sponsor of the S&P 500® Index, the underlying index, and have no ability to control or predict its actions, including any errors in or discontinuation of public disclosure regarding methods or policies relating to the calculation of the underlying index.  S&P is not involved in the offer of the Notes in any way and has no obligation to consider your interest as an owner of the Notes in taking any actions or making any judgments that might affect the market value of your Notes.

♦
Owning the Notes is not the same as owning the constituent stocks of the underlying index — The return on your Notes may not reflect the return you would realize if you actually owned the constituent stocks of the underlying index. For instance, you will not receive or be entitled to receive any dividend payments or other distributions during the term of the Notes, and any such dividends or distributions will not be factored into the calculation of the payment at maturity on your Notes.  In addition, as an owner of the Notes, you will not have voting rights or any other rights that holders of the constituent stocks of the underlying index may have.

♦
Adjustments to the underlying index could adversely affect the value of the Notes — The publisher of the underlying index may add, delete or substitute the securities constituting the underlying index or make other methodological changes that could change the value of the underlying index.  The underlying index publisher may discontinue or suspend calculation or publication of the underlying index at any time. Any of these actions could adversely affect the value of the Notes.  Where the underlying index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the underlying index and will be permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.

♦
The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the Notes in the principal amount reduce the economic terms of the Notes, cause the estimated value of the Notes to be less than the principal amount and will adversely affect secondary market prices — Assuming no change in market conditions or any other relevant factors, the prices, if any, at which dealers, including MS & Co., may be willing to purchase the Notes in secondary market transactions will likely be significantly lower than the principal amount, because secondary market prices will exclude the issuing, selling, structuring and hedging-related costs that are included in the principal amount and borne by you and because the secondary market prices will reflect our secondary market credit spreads and the bid-offer spread that any dealer would charge in a secondary market transaction of this type as well as other factors.

The inclusion of the costs of issuing, selling, structuring and hedging the Notes in the principal amount and the lower rate we are willing to pay as issuer make the economic terms of the Notes less favorable to you than they otherwise would be.

However, because the costs associated with issuing, selling, structuring and hedging the Notes are not fully deducted upon issuance, for a period of up to 5 months following the original issue date, to the extent that MS & Co. may buy or sell the Notes in the secondary market, absent changes in market conditions, including those related to the underlying index, and to our secondary market credit spreads, it would do so based on values higher than the estimated value, and we expect that those higher values will also be reflected in your brokerage account statements.

♦
The estimated value of the Notes is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price — These pricing and valuation models are proprietary and rely in part on subjective views of certain market inputs and certain assumptions about future events, which may prove to be incorrect. As a result, because there is no market-standard way to value these types of securities, our models may yield a higher estimated value of the Notes than those generated by others, including other dealers in the market, if they attempted to value the Notes. In addition, the estimated value on the pricing date does not represent a minimum or maximum price at which dealers, including MS & Co., would be willing to purchase your Notes in the secondary market (if any exists) at any time. The value of your Notes at any time after the date of this pricing supplement will vary based on many factors that cannot be predicted with accuracy, including our creditworthiness and changes in market conditions.  See also “The market price of the Notes will be influenced by many unpredictable factors” above.

♦
There may be little or no secondary market for the Notes — The Notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the Notes.  MS & Co. may, but is not obligated to, make a market in the Notes and, if it once chooses to make a market, may cease doing so at any time. When it does make a market, it will generally do so for transactions of routine secondary market size at prices based on its estimate of the current value of the Notes, taking into account its bid/offer spread, our credit spreads, market volatility, the notional size of the proposed sale, the cost of unwinding any related hedging positions, the time remaining to maturity and the likelihood that it will be able to resell the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Since other broker-dealers may not participate significantly in the secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were to cease making a market in the Notes, it is likely that there would be no secondary market for the Notes.  Accordingly, you should be willing to hold your Notes to maturity.

♦
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the Notes — One or more of our subsidiaries and/or third-party dealers have carried out, and will continue to carry out, hedging activities related to the Notes (and possibly to other instruments linked to the underlying index or its constituent stocks), including trading in the stocks that constitute the underlying index as well as in other instruments related to the underlying index.  Some of our subsidiaries also trade the stocks that constitute the underlying index and other financial instruments related to the underlying index on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index value and, therefore, could have increased the level above which the underlying index must close on the determination date before you would receive a payment at maturity that exceeds your initial investment in the Notes. Additionally, such hedging or trading activities during the term of the Notes, including on the determination date, could adversely affect the value of the underlying index on the determination date and, accordingly, the payment at maturity.

♦
Potential conflict of interest — Morgan Stanley and its affiliates may engage in business related to the underlying index or any of the underlying index constituent stocks, which may present a conflict between the obligations of Morgan Stanley and you, as a holder of the Notes. The calculation agent, an affiliate of the issuer, will determine the index return of the underlying index and calculate the payment at maturity. Determinations made by the calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the final index value in the event of a discontinuance of the underlying index, may adversely affect the payout to you at maturity. In addition, MS & Co. has determined the estimated value of the Notes on the pricing date.

♦
Potentially inconsistent research, opinions or recommendations by Morgan Stanley or UBS Financial Services Inc. — Morgan Stanley and its affiliates, or UBS Financial Services Inc. and its affiliates, may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the level of the underlying index, and therefore the market value of the Notes.

Hypothetical Payments on the Notes at Maturity

The following examples and table illustrate the payment at maturity on the Notes for a range of index returns. The hypothetical examples assume a hypothetical initial index value of 1,700 and reflect a participation rate of 135.50%. The actual initial index value is specified on the cover of this pricing supplement. The numbers set forth in the examples below may have been rounded for ease of analysis.

Principal amount:	$10
Hypothetical initial index value:	1,700
Participation rate	135.50%

Example 1 — If the final index value is 2,040, the index return over the term of the Notes is (2,040 - 1,700) / 1,700 = 20%. Because the index return is greater than zero, investors would receive a payment at maturity from Morgan Stanley equal to the sum of (A) the principal amount plus (B) the supplemental redemption amount, as calculated below:
Payment at maturity per $10 principal amount	=	$10 + supplemental redemption amount
	=	$10 + ($10 × index return × participation rate)
	=	$10 + ($10 × 20% × 135.50%)
	=	$12.71

Example 2 — If the final index value is 1,360, the index return over the term of the Notes is (1,360 - 1,700) / 1,700 = -20%. Because the index return is negative, investors would receive at maturity from Morgan Stanley the $10 principal amount and no supplemental redemption amount.

The table below illustrates the payment at maturity (including, where relevant, the payment of the supplemental redemption amount) for a hypothetical range of index returns and does not cover the complete range of possible payouts at maturity.

Index return	Final index value	Principal amount	Supplemental redemption amount	Payment at maturity	Return on $10 Note
100%	3,400	$10	$13.5500	$23.5500	135.50%
90%	3,230	$10	$12.1950	$22.1950	121.95%
80%	3,060	$10	$10.8400	$20.8400	108.40%
70%	2,890	$10	$9.4850	$19.4850	94.85%
60%	2,720	$10	$8.1300	$18.1300	81.30%
50%	2,550	$10	$6.7750	$16.7750	67.75%
40%	2,380	$10	$5.4200	$15.4200	54.20%
30%	2,210	$10	$4.0650	$14.0650	40.65%
20%	2,040	$10	$2.7100	$12.7100	27.10%
10%	1,870	$10	$1.3550	$11.3550	13.55%
5%	1,785	$10	$0.6775	$10.6775	6.78%
0%	1,700	$10	$0	$10.0000	0%
-10%	1,530	$10	$0	$10.0000	0%
-20%	1,360	$10	$0	$10.0000	0%
-30%	1,190	$10	$0	$10.0000	0%
-40%	1,020	$10	$0	$10.0000	0%
-50%	850	$10	$0	$10.0000	0%
-60%	680	$10	$0	$10.0000	0%
-70%	510	$10	$0	$10.0000	0%
-80%	340	$10	$0	$10.0000	0%
-90%	170	$10	$0	$10.0000	0%
-100%	0	$10	$0	$10.0000	0%

Any payment on the Notes, including the repayment of principal at maturity, is subject to the creditworthiness of Morgan Stanley. If Morgan Stanley were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

What Are the Tax Consequences of the Notes?
In the opinion of our counsel, Davis Polk & Wardwell LLP, the Notes will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to U.S. Holders.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying product supplement) of the Notes, even though no interest is payable on the Notes.  In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the Notes generally will be treated as ordinary income.  We have determined that the “comparable yield” for the Notes is a rate of 4.3438% per annum, compounded semi-annually.  Based on the comparable yield set forth above, the “projected payment schedule” for a Note (assuming an issue price of $10) consists of a single projected amount equal to $15.3697 due at maturity.  You should read the discussion under “United States Federal Taxation” in the accompanying product supplement concerning the U.S. federal income tax consequences of an investment in the Notes.

The following table states the amount of original issue discount (“OID”) (without taking into account any adjustment to reflect the difference, if any, between the actual and the projected amount of the contingent payment on a Note) that will be deemed to have accrued with respect to a Note for each accrual period (assuming a day count convention of 30 days per month and 360 days per year), based upon the comparable yield set forth above.

ACCRUAL PERIOD	OID DEEMED TO ACCRUE DURING ACCRUAL PERIOD (PER NOTE)	TOTAL OID DEEMED TO HAVE ACCRUED FROM ORIGINAL ISSUE DATE (PER NOTE) AS OF END OF ACCRUAL PERIOD
Original Issue Date through December 31, 2013	$0.1701	$0.1701
January 1, 2014 through June 30, 2014	$0.2209	$0.3910
July 1, 2014 through December 31, 2014	$0.2257	$0.6167
January 1, 2015 through June 30, 2015	$0.2306	$0.8473
July 1, 2015 through December 31, 2015	$0.2356	$1.0829
January 1, 2016 through June 30, 2016	$0.2407	$1.3236
July 1, 2016 through December 31, 2016	$0.2459	$1.5695
January 1, 2017 through June 30, 2017	$0.2513	$1.8208
July 1, 2017 through December 31, 2017	$0.2567	$2.0775
January 1, 2018 through June 30, 2018	$0.2623	$2.3398
July 1, 2018 through December 31, 2018	$0.2680	$2.6078
January 1, 2019 through June 30, 2019	$0.2738	$2.8816
July 1, 2019 through December 31, 2019	$0.2798	$3.1614
January 1, 2020 through June 30, 2020	$0.2859	$3.4473
July 1, 2020 through December 31, 2020	$0.2921	$3.7394
January 1, 2021 through June 30, 2021	$0.2984	$4.0378
July 1, 2021 through December 31, 2021	$0.3049	$4.3427
January 1, 2022 through June 30, 2022	$0.3115	$4.6542
July 1, 2022 through December 31, 2022	$0.3183	$4.9725
January 1, 2023 through June 30, 2023	$0.3252	$5.2977
July 1, 2023 through the Maturity Date	$0.0720	$5.3697

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of OID and adjustments thereto in respect of the Notes for U.S. federal income tax purposes, and we make no representation regarding the actual amount of the payment that will be made on a Note.

If you are a non-U.S. investor, please also read the section of the accompanying product supplement called “United States Federal Taxation—Tax Consequences to Non-U.S. Holders.”

You should consult your tax adviser regarding all aspects of the U.S. federal income tax consequences of an investment in the Notes as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Any consequences resulting from the Medicare tax on investment income are also not discussed in this document or the accompanying product supplement.

The discussion in the preceding paragraphs under “What Are the Tax Consequences of the Notes” and the discussion contained in the section entitled “United States Federal Taxation” in the accompanying product supplement, insofar as they purport to describe provisions of U.S. federal income tax laws or legal conclusions with respect thereto, constitute the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal tax consequences of an investment in the Notes.

The S&P 500® Index

The S&P 500® Index

The S&P 500® Index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC (“S&P”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the S&P 500® Index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of 500 similar companies during the base period of the years 1941 through 1943.  For additional information about the S&P 500® Index, see the information set forth under “S&P 500® Index” in the accompanying index supplement.

License Agreement between S&P and Morgan Stanley

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of S&P and have been licensed for use by Morgan Stanley.  For more information, see “S&P 500® Index—License Agreement between S&P and Morgan Stanley” in the accompanying index supplement.

Historical Information

The following table presents the published high and low closing values, as well as end-of-quarter closing values, of the underlying index from January 1, 2008 through August 6, 2013. The closing value of the underlying index on August 6, 2013 was 1,697.37. We obtained the closing values and other information below from Bloomberg Financial Markets, without independent verification.  The underlying index experiences periods of high volatility, and you should not take the historical values of the underlying index as an indication of future performance.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/1/2008	3/31/2008	1,447.16	1,273.37	1,322.70
4/1/2008	6/30/2008	1,426.63	1,278.38	1,280.00
7/1/2008	9/30/2008	1,305.32	1,106.39	1,166.36
10/1/2008	12/31/2008	1,161.06	752.44	903.25
1/1/2009	3/31/2009	934.70	676.53	797.87
4/1/2009	6/30/2009	946.21	811.08	919.32
7/1/2009	9/30/2009	1,071.66	879.13	1,057.08
10/1/2009	12/31/2009	1,127.78	1,025.21	1,115.10
1/1/2010	3/31/2010	1,174.17	1,056.74	1,169.43
4/1/2010	6/30/2010	1,217.28	1,030.71	1,030.71
7/1/2010	9/30/2010	1,148.67	1,022.58	1,141.20
10/1/2010	12/31/2010	1,259.78	1,137.03	1,257.64
1/1/2011	3/31/2011	1,343.01	1,256.88	1,325.83
4/1/2011	6/30/2011	1,363.61	1,265.42	1,320.64
7/1/2011	9/30/2011	1,353.22	1,119.46	1,131.42
10/1/2011	12/31/2011	1,285.09	1,099.23	1,257.60
1/1/2012	3/31/2012	1,416.51	1,277.06	1,408.47
4/1/2012	6/30/2012	1,419.04	1,278.04	1,362.16
7/1/2012	9/30/2012	1,465.77	1,334.76	1,440.67
10/1/2012	12/31/2012	1,461.40	1,353.33	1,426.19
1/1/2013	3/31/2013	1,569.19	1,457.15	1,569.19
4/1/2013	6/30/2013	1,669.16	1,541.61	1,606.28
7/1/2013	8/6/2013*	1,709.67	1,614.08	1,697.37

*
Available information for the indicated period includes data for less than the entire calendar quarter and accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only.

The graph below illustrates the performance of the S&P 500® Index from January 1, 2008 through August 6, 2013, based on information from Bloomberg.  Past performance of the S&P 500® Index is not indicative of its future performance.

Use of Proceeds and Hedging

The proceeds we receive from the sale of the Notes will be used for general corporate purposes. We will receive, in aggregate, $10 per Note issued, because, when we enter into hedging transactions in order to meet our obligations under the Notes, our hedging counterparty will reimburse the cost of the agent’s commissions. The costs of the Notes borne by you and described on page 2 above comprise the agent’s commissions and the cost of issuing, structuring and hedging the Notes. See also “Use of Proceeds and Hedging” in the accompanying product supplement.

On or prior to the pricing date, we hedged our anticipated exposure in connection with the Notes by entering into hedging transactions with our subsidiaries and/or third party dealers. We expect our hedging counterparties to  have taken positions in the stocks constituting the underlying index and in futures or options contracts on the underlying index or its component stocks listed on major securities markets.  Such purchase or sale activity could have increased the value of the underlying index on the pricing date, and therefore could have increased the value above which such underlying index must close on the determination date before you would receive at maturity a payment that exceeds the principal amount of the Notes.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the Notes, including on the determination date, by purchasing and selling the stocks constituting the underlying index; in futures or options contracts on the underlying index or its component stocks listed on major securities markets; or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities.  Such hedging or trading activities during the life of the Notes could adversely affect the value of the underlying index, and accordingly, could increase the likelihood of the final underlying index level being less than the initial underlying index level.  We cannot give any assurance that our hedging activities will not affect the value of the underlying index and, therefore, adversely affect the value of the Notes or the payment you will receive at maturity.

Benefit Plan Investor Considerations

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes.  Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may be considered a “party in interest” within the meaning of ERISA, or a “disqualified person” within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”).  Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the Notes are acquired by or with the assets of a Plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the Notes are acquired pursuant to an exemption from the “prohibited transaction” rules.  A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the Notes.  Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers).  In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code may provide an exemption for the purchase and sale of Notes and the related lending transactions, provided that neither the issuer of the Notes nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Plan involved in the transaction, and provided further that the Plan pays no more, and receives no less, than “adequate consideration” in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving the Notes.

Because we may be considered a party in interest with respect to many Plans, the Notes may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing “plan assets” of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited.  Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the Notes will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the Notes that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such Notes on behalf of or with “plan assets” of any Plan or with any assets of a governmental, non-U.S. or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the Notes on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of the Notes has exclusive responsibility for ensuring that its purchase, holding and disposition of the Notes do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law.  The sale of any Notes to any Plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Morgan Stanley or Morgan Stanley Wealth Management or their respective affiliates or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

Supplemental Plan of Distribution; Conflicts of Interest

MS & Co. is the agent for this offering.  We have agreed to sell to MS & Co., and MS & Co. has agreed to purchase, all of the Notes at the issue price less the underwriting discount indicated on the cover of this document.  UBS Financial Services Inc., acting as dealer, will receive from MS & Co. a fixed sales commission equal to $0.15 for each Note it sells.

MS & Co. is our wholly-owned subsidiary and it and other subsidiaries of ours expect to make a profit by selling, structuring and, when applicable, hedging the Notes.

MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the Notes of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the Notes, the agent may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes.  Specifically, the agent may sell more Notes than it is obligated to purchase in connection with the offering, creating a naked short position in the Notes, for its own account.  The agent must close out any naked short position by purchasing the Notes in the open market.  A naked short position is more likely to be created if the agent is concerned that there may be downward pressure on the price of the Notes in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the agent may bid for, and purchase, the Notes or the securities underlying the underlying index in the open market to stabilize the price of the Notes.  Any of these activities may raise or maintain the market price of the Notes above independent market levels or prevent or retard a decline in the market price of the Notes.  The agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the agent has entered into a hedging transaction with us in connection with this offering of Notes.  See “—Use of Proceeds and Hedging” above.

Validity of the Notes

In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the Notes offered by this pricing supplement have been executed and issued by Morgan Stanley, authenticated by the trustee pursuant to the Senior Debt Indenture and delivered against payment as contemplated herein, such Notes will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above.  This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware.  In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the Notes and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the trustee, all as stated in the letter of such counsel dated November 21, 2011, which is Exhibit 5-a to the Registration Statement on Form S-3 filed by Morgan Stanley on November 21, 2011.